Exhibit 99.2

Consent of R. Michael Jones

The undersigned hereby consents to the inclusion in the corporate presentation of Platinum Group Metals Ltd. (the “Company”) dated May 3, 2018 (the “Corporate Presentation”) of references to the undersigned’s name with respect to the disclosure of technical and scientific information contained in the Corporate Presentation (the “Technical Information”). The undersigned further consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-213985), as amended and supplemented, filed with the United States Securities and Exchange Commission (the “SEC”), of the references to the undersigned’s name and the Technical Information in the Corporate Presentation, and the filing of the Corporate Presentation with the SEC as a free writing prospectus.

Dated: May 3, 2018

/s/ R. Michael Jones
R. Michael Jones